April 19, 2005


Mail Stop 0306


Mr. Robert P. Hickey
President, CEO and CFO
Life Medical Sciences, Inc.
P.O. Box 219
Little Silver, NJ 07739


	RE:	Life Medical Sciences, Inc.
		Form 10-KSB for the Fiscal Year Ended December 31, 2004
		File No. 000-20580

Dear Mr. Hickey:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-KSB for the Fiscal Year Ended December 31, 2004

Exhibit 31.1

1. We have reviewed your response to comment 7. Your proposed changes to the Section 302 certification include a 6th paragraph which is not in compliance with the text of the certification as set forth in Item 601(b)(31) of Regulation S-B. The required certification must be in the exact form as prescribed. Please revise your proposed changes accordingly.

Response Letter Filed April 15, 2005

2. We note that you did not provide the three acknowledgements in the form previously requested. Accordingly, as indicated below, please provide all three acknowledgements in your response letter.

*    *    *    *

      As appropriate, please amend your December 31, 2004 Form 10-KSB and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Tom Dyer, Staff Accountant, at (202) 824-
5564
or me at (202) 942-2813 if you have any questions. In this regard, do not hesitate to contact Martin James, the Senior Assistant
Chief
Accountant, at (202) 942-1984.

      Sincerely,


							Daniel Gordon
							Branch Chief



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Mr. Robert P. Hickey
Life Medical Sciences, Inc.
April 19, 2005
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